315

03013356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8- 53298

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMG PARTNERS CORPORATION

OFFICIAL USE ONLY
113257
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 California Street, Suite 1780
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sanjay H. Lillaney (415) 544-4214
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bertorelli, Gandi, Won & Behti
(Name – *if individual, state last, first, middle name*)

150 Spear Street, Suite 1700, San Francisco, California 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sanjay H. Lillaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMG PARTNERS CORPORATION, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SOLEDAD ALEJANDRA GARCIA
Comm. # 1301015
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires April 15, 2005

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMG PARTNERS CORPORATION
(a Delaware corporation)

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002 AND
PERIOD MARCH 30, 2001 (INCEPTION)
THROUGH DECEMBER 31, 2001

RMG PARTNERS CORPORATION
(a Delaware corporation)

CONTENTS

Bertorelli, Gandi, Won & Behti

Certified Public Accountants
A Partnership of Professional Corporations

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
RMG Partners Corporation
(a Delaware corporation)

We have audited the accompanying balance sheet of RMG Partners Corporation as of December 31, 2002 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended and for the period March 30, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMG Partners Corporation as of December 31, 2002 and the results of its operations and its cash flows for the year then ended and for the period March 30, 2001 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Bertorelli, Gandi, Won & Behti

San Francisco, California
January 22, 2003

RMG PARTNERS CORPORATION
(a Delaware corporation)

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

CASH	$	254,327
ACCOUNTS RECEIVABLE		1,565
ADVANCES TO OFFICER		300,000
PREPAID EXPENSES		22,121
RENTAL DEPOSITS		18,295
OFFICE AND COMPUTER EQUIPMENT, AT COST LESS ACCUMULATED DEPRECIATION OF $32,983		-
TOTAL ASSETS	$	596,308

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	77,109
INCOME TAXES PAYABLE		9,761
TOTAL LIABILITIES		86,870
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, authorized and outstanding 100 shares		5,000
Additional paid-in capital		638,025
Deficit		(133,587)
TOTAL SHAREHOLDER'S EQUITY		509,438
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	596,308

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION
(a Delaware corporation)

STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2002 AND
PERIOD MARCH 30, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

	2002	Short Period 2001
REVENUES		
Consulting fees	$ 2,024,569	$ 1,344,309
Net investment loss	(125,000)	-
Interest and dividends	12,132	6,095
INCOME FROM OPERATIONS	1,911,701	1,350,404
EXPENSES		
Employee compensation and benefits	716,075	917,357
Commissions and floor brokerage	404,000	-
Professional fees	338,757	135,187
Occupancy and equipment rental	168,411	79,369
Management fee - related party	102,640	126,426
Travel and entertainment	85,532	40,790
Legal fees	56,958	2,000
Communications	49,897	12,424
Office expenses	42,710	12,630
Depreciation	9,102	23,881
Other	41,673	18,147
TOTAL EXPENSES	2,015,755	1,368,211
LOSS BEFORE INCOME TAXES	(104,054)	(17,807)
PROVISION FOR INCOME TAXES	10,561	1,165
NET LOSS	$ (114,615)	$ (18,972)

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION
(a Delaware corporation)

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002 AND
PERIOD MARCH 30, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	Shares	Amount			
COMMON STOCK	100	5,000	-	-	5,000
ADDITIONAL PAID-IN CAPITAL CONTRIBUTIONS					
Cash Contribution	-	-	865,000	-	865,000
Contribution of 2.2 million restricted shares of RateXchange Corporation	-	-	-	-	-
NET INCOME, three months ended December 31, 2001	-	-	-	(18,972)	(18,972)
BALANCES, December 31, 2001	100	5,000	865,000	(18,972)	851,028
RETURN OF CAPITAL TO SHAREHOLDERS					
Cash paid to BL Partners LLC	-		(250,000)	-	(250,000)
Shares of RateXchange Corporation at Sec 83b valuation of $0.15 a share*	-		172,481	-	
RateXchange Corporation shares distributed back to BL Partners LLC	-		(149,456)	-	(149,456)
NET LOSS FOR THE YEAR	-	-	-	(114,615)	(114,615)
BALANCES, December 31, 2002	100	$ 5,000	$ 638,025	$ (133,587)	$ 336,957

* Share distributions April 9, 2002

	Assigned Sec 83b Value	Shares
Employees and Vendors	$ 23,025	153,500
BL Partners LLC	149,456	996,373
Non-vested, returned to RateXchange	No value assigned	1,050,127
	$ 172,481	2,200,000

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION
(a Delaware corporation)

STATEMENTS OF CASH FLOWS

DECEMBER 31, 2002
PERIOD MARCH 30, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

	2002	Short Period 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (114,615)	$ (18,972)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Net investment loss on non-marketable securities	125,000	-
Deferred compensation	(640,000)	640,000
Other non-cash expense (revenue)	23,025	(125,000)
Depreciation	9,102	23,881
Changes in assets and liabilities		
Account receivable	(1,565)	-
Rental deposits	(4,425)	(13,870)
Prepaid expenses	(6,037)	(16,084)
Accounts payable and accrued expenses	1,643	75,466
Income tax payable	8,596	1,165
Due to parent company for management fees	(35,928)	35,928
NET ADJUSTMENTS	(520,589)	621,486
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(635,204)	602,514
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of office and computer equipment	(9,102)	(23,881)
Advances to officers, net of repayments	(300,000)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(309,102)	(23,881)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	-	5,000
Return of capital to shareholders	(250,000)	-
Additional paid-in capital	-	865,000
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(250,000)	870,000
NET INCREASE (DECREASE) IN CASH	(1,194,306)	1,448,633
CASH, beginning	1,448,633	-
CASH, end of year	$ 254,327	$1,448,633

Supplemental Disclosures of Additional Cash Flows Information

	2002	Short Period 2001
Interest paid	$ -	$ -
Taxes paid	$ 800	$ 800
Non-marketable securities received in exchange for services	$ -	$ 125,000
Distribution of RateXchange shares to BL Partners LLC	$ (149,456)	$ -

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION
(a Delaware corporation)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002 AND
PERIOD MARCH 30, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a Delaware corporation organized in March 30, 2001 and commenced operations as a licensed broker-dealer October 5, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD).

The Company's initial sole shareholder was RateXchange Corporation (the Parent). In accordance with an April 2001 Funding Agreement, the Parent contributed $300,000 and 2.2 million shares of its common stock to the Company of which 700,000 shares were designated "controlled" shares to vest with the company effective June 30, 2001, and the remaining 1.5 million shares were to vest with the Company based on scheduled times and future earnings. The Funding Agreement also provided for an option for the purchase of the Parent's entire interest after 12 months by BL Partners LLC (BLP), a company formed for the sole purpose of exercising the option. On April 9, 2002, BLP exercised that option and acquired the Parent's entire interest in the Company for $300,000. At that time the Company's vested shares in RateXchange (1,149,873 shares) were assigned a value of $0.15 per share in accordance with Section 83b of the Internal Revenue Code. Of these shares, 996,373 were distributed to BLP. BLP was then dissolved and distributed its assets to Sanjay H. Lillaney, who is presently the sole shareholder of the Company. In connection with the exercise of the purchase option, the Company returned all its non-vested interest in the RateXchange shares (a total of approximately 1.05 million shares).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Income Recognition

Fees from consultancy and investment advisory services are recognized as revenue upon billing of services rendered.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are capitalized and depreciated over the lives dictated by the MACRS methods of depreciation under the Internal Revenue Code (the Code). Additional first year depreciation is taken up to the Section 179 limit provided for in the Code. All the property and equipment is fully depreciated because, since inception, the Company has not purchased property and equipment in any calendar year excess of the Section 179 limits.

Concentration of Risk

The Company maintains substantially all cash and cash equivalent balances in one bank. In the normal course of business activities, the Company will maintain balances in excess of $100,000. At December 31, 2002, the Company's cash in bank balance was $274,049.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect the reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

3. LEASE COMMITMENTS

The Company rents its office space under a sublease agreement over a period of two years starting October 17, 2001 and expiring on October 31, 2003. The Company is also a party to a non-cancelable operating lease for corporate housing. The corporate housing lease is for a period of one year expiring March 31, 2003. Total rental expense during the year on these leases amounted to $82,029.

4. RELATED PARTY TRANSACTIONS

The following are the Company's significant related party transactions:

a. In 2002, the Company's shareholder obtained loans from the Company totaling $500,000. The loans were evidenced by a promissory note bearing an interest rate of 2% per annum. The unpaid balance of these loans at December 31, 2002 ($300,000) was fully paid by the shareholder on January 13, 2003.

b. In 2001, the Company entered into a management agreement with its former parent Company (RateXchange Corporation) whereby 15% of the Company's revenue, with the exception of revenues received from Centerfield Partners, LLC (formerly the Salamander Investment Management LLC) and revenue earned by the Company on its own effort, will be paid as management fee. The management agreement was terminated in April 2002 after BLP exercised its option to purchase the Company (See note 1).

c. In 2002 the Company paid to SJM Resorts (wholly owned by the Company's shareholder) $24,000 in rent for a corporate rental facility and $25,000 for corporate housing. Both these facilities were leased on a month to month basis. In addition, during 2002 the Company paid $35,000 to SJM Resorts for shared rental on a New York apartment used for corporate housing and offices. All these rental agreements were terminated during 2002.

5. INCOME TAXES

The Company has a capital loss of $125,000 which it can carry forward for five years and offset against future capital gains, if any. The accompanying statements do not reflect any benefit that may result from the carryforward of this capital loss.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company has net capital of $164,846, which was $159,076 in excess of its required minimum net capital of $5,769. The Company's net capital ratio was .52 to 1.

Bertorelli, Gandi, Won & Behti

Certified Public Accountants
A Partnership of Professional Corporations

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder of
RMG Partners Corporation
(a Delaware corporation)

We have audited the accompanying balance sheet of RMG Partners Corporation (a Delaware corporation) as of December 31, 2002 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended and for the period March 30, 2001 (inception) through December 31, 2001, and have issued our report thereon dated January 22, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Bertorelli, Gandi, Won & Behti

San Francisco, California
January 22, 2003

SUPPLEMENTARY INFORMATION

RMG PARTNERS CORPORATION
(a Delaware corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL		
Total Stockholder's Equity		$ 509,438
Less Non Allowable Assets		
Advances to officer	$ 300,000	
Prepaid expenses	22,121	
Rental deposits	18,295	340,416
Net Capital Before Haircut on Securities Position		169,022
Haircut on securities (2% of Wells Fargo Money Market Fund)		4,176
Total Net Capital		$ 164,846
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	77,109	
Income taxes payable	9,761	$ 86,870
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6.6667% of aggregate indebtedness)		5,791
Minimum dollar net capital requirement for the reporting broker or dealer		5,000
Excess net capital (net capital less the greater of minimum net capital as percentage of aggregate indebtness and minimum dollar net capital)		159,055
Excess net capital at 1000%		156,159
Ratio: Aggregate indebtedness to net capital		.52 is to 1
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002		
Net capital as reported in Company's Part II (unaudited) FOCUS Report		172,974
Reconciling items		
Adjustment to record provision for income taxes		(9,761)
Other items		1,633
Net Capital as Reported Above		$ 164,846

Bertorelli, Gandi, Won & Behti

Certified Public Accountants
A Partnership of Professional Corporations

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

The Board of Directors of
RMG Partners Corporation
(a Delaware corporation)

In planning and performing our audit of the financial statements of RMG Partners Corporation (a Delaware corporation) (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and may not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bertorelli, Gandi, Won & Behti

San Francisco, California
January 22, 2003